Exhibit 99.1

MorphoSys Announces Departure of Jens Holstein, CFO,

by Year End 2020

PLANEGG/MUNICH, Germany, September 30, 2020 – MorphoSys AG (FSE: MOR; Prime Standard Segment, MDAX & TecDAX; NASDAQ: MOR), a commercial-stage biopharmaceutical company and one of the leaders in antibody, protein and peptide technologies, today announced that Jens Holstein, Chief Financial Officer (CFO), has decided to step down as CFO and member of the company‘s Management Board, effective December 31, 2020. Mr. Holstein will continue in his role through the end of the year to ensure an orderly transition. The company has commenced a search process to identify the future chief financial officer.

”Jens Holstein has been truly instrumental in building MorphoSys to a fully integrated biopharma company, providing valuable medicines to patients suffering from serious diseases. Since joining in 2011, Jens’ numerous contributions added substantially to making the company the success story that it is today. He leaves MorphoSys in a position, operationally and financially, which will allow us to continue providing much needed therapies in the years to come”, said Marc Cluzel, M.D., Chairman of the Supervisory Board of MorphoSys. “I understand his wish for new challenges and on behalf of the entire Supervisory Board, I would like to thank him for his excellent contribution and wish him all the best for the future.”

Jean-Paul Kress, M.D., Chief Executive Officer of MorphoSys, added, “It has been a pleasure for me to work with Jens since I joined the company a year ago. With his deep technical knowledge and business acumen, he provided significant value to our Executive Committee. On behalf of the Executive Team and the entire organization I would like to thank him for his dedication to MorphoSys and the patients we serve, and wish him all the best for his journey ahead.”

Jens Holstein said, “I am immensely proud of everything we have achieved together over the last almost 10 years. After so many years being part of the company and contributing to its growth and transformation, it is time for me to explore new opportunities. I would like to thank everyone for their contribution and support over the years and wish my colleagues much success in their ongoing efforts to develop innovative medical treatments. The company is well positioned to continue its growth and I have every confidence in its future and its mission to improve the lives of patients suffering from serious diseases.”

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About MorphoSys

MorphoSys (FSE & NASDAQ: MOR) is a commercial-stage biopharmaceutical company dedicated to the discovery, development and commercialization of exceptional, innovative therapies for patients suffering from serious diseases. The focus is on cancer. Based on its leading expertise in antibody, protein and peptide technologies, MorphoSys, together with its partners, has developed and contributed to the development of more than 100 product candidates, of which 27 are currently in clinical development. In 2017, Tremfya®, marketed by Janssen for the treatment of plaque psoriasis, became the first drug based on MorphoSys’ antibody technology to receive regulatory approval. In July 2020, the U.S. Food and Drug Administration (FDA) granted accelerated approval of the company’s proprietary product Monjuvi® (tafasitamab-cxix) in combination with lenalidomide in patients with a certain type of lymphoma. Headquartered near Munich, Germany, the MorphoSys group, including the fully owned U.S. subsidiary MorphoSys US Inc., has ~500 employees.

More information at www.morphosys.com or MorphoSys-US.com.

Monjuvi® is a registered trademark of MorphoSys AG.

Tremfya® is a registered trademark of Janssen Biotech.

MorphoSys Forward-Looking Statements

This communication contains certain forward-looking statements concerning the MorphoSys group of companies, including the expectations regarding tafasitamab’s ability to treat patients with relapsed or refractory diffuse large B-cell lymphoma, the further clinical development of tafasitamab, including ongoing confirmatory trials, additional interactions with regulatory authorities and expectations regarding future regulatory filings and possible additional approvals for tafasitamab as well as the commercial performance of tafasitamab. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “would,” “could,” “potential,” “possible,” “hope” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys’ results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are MorphoSys’ expectations regarding risks and uncertainties related to the impact of the COVID-19 pandemic to MorphoSys’ business, operations, strategy, goals and anticipated milestones, including its ongoing and planned research activities, ability to conduct ongoing and planned clinical trials, clinical supply of current or future drug candidates, commercial supply of current or future approved products, and launching, marketing and selling current or future approved products, the global collaboration and license agreement for tafasitamab, the further clinical development of tafasitamab, including ongoing confirmatory trials, and MorphoSys’ ability to obtain and maintain requisite regulatory approvals and to enroll patients in its planned clinical trials, additional interactions with regulatory authorities and expectations regarding future regulatory filings and possible additional approvals for tafasitamab as well as the commercial performance of tafasitamab, MorphoSys’ reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys’ Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

For more information, please contact:

MorphoSys
Media Contacts:	Investor Contacts:
Jeanette Bressi	Dr. Anja Pomrehn
Director, US Communications	Senior Vice President
Tel: +1 617-404-7816	Tel: +49 (0)89 / 899 27 26972
jeanette.bressi@morphosys.com	anja.pomrehn@morphosys.com

Sophie Petersen	Dr. Julia Neugebauer
Senior Specialist	Director
Tel: +49 (0)89 899 27 26033	Tel: +49 (0)89 / 899 27 404
sophie.petersen@morphosys.com	julia.neugebauer@morphosys.com